Exhibit 99(b)

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements	2
Balance Sheets

Statements of Income and Member’s (Deficit) Equity	3

Statements of Cash Flows	4

Notes to the Financial Statements	5-20

Report of Independent Registered Public Accounting Firm

To the Member and Board of
Managers of Cleco Evangeline LLC:

In our opinion, the accompanying balance sheets and related statements of income and member's equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Cleco Evangeline LLC at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 5 to the financial statements, the Company adopted FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" effective December 31, 2005.

As discussed in Note 3 to the financial statements, the Company has restated its financial statements as of December 31, 2005 and for the years ended December 31, 2005 and 2004.

/s/ PricewaterhouseCoopers LLP
New Orleans, Louisiana
April 2, 2007

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Balance Sheets
At December 31, 2006 and 2005

	2006	2005
		Restated (Note 3)
ASSETS
Current assets
Restricted cash, current portion	$11,971,976	$12,857,362
Customer accounts receivable	2,644,566	2,632,716
Accounts receivable - due from Cleco Corporation	2,848,188	1,215,299
Accounts receivable - affiliate	2,204,038	146,273
Other accounts receivable	139,796	100,906
Materials and supplies inventory	2,107,924	2,054,847
Prepayments	297,861	280,630
Total current assets	22,214,349	19,288,033
Property, plant and equipment
Property, plant and equipment	226,690,851	223,140,652
Accumulated depreciation	(42,460,047)	(33,694,882)
Net property, plant and equipment	184,230,804	189,445,770
Construction work in progress	1,726,732	1,618,258
Total property, plant and equipment, net	185,957,536	191,064,028
Other assets
Long-term receivable	23,187,250	20,894,244
Restricted cash, less current portion	22,412,719	22,781,812
Other deferred charges	2,829,240	3,051,141
Total other assets	48,429,209	46,727,197
Total assets	$256,601,094	$257,079,258

LIABILITIES AND MEMBER'S EQUITY
Current liabilities
Long-term debt due within one year	$7,652,000	$7,104,000
Accounts payable	1,951,039	892,920
Accounts payable - due to Cleco Corporation	691,178	151,902
Accounts payable - affiliate	3,920,050	1,792,558
Accrued taxes	2,399,530	1,529,337
Accrued interest	5,430,651	5,639,508
Accumulated current deferred federal and state income taxes, net	20,019	13,389
Total current liabilities	22,064,467	17,123,614
Accumulated deferred federal and state income taxes, net	61,232,816	57,876,851
Other deferred credits	-	500,247
Long-term debt, net	177,064,000	184,716,000
Total liabilities	260,361,283	260,216,712

Commitments and Contingencies (Note 9)

Member's deficit	(3,760,189)	(3,137,454)
Total liabilities and member's equity	$256,601,094	$257,079,258

The accompanying notes are an integral part of the financial statements.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Statements of Income and Member’s (Deficit) Equity
For the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
		Restated (Note 3)
Operating revenue
Tolling operations	$58,324,457	$58,029,628	$59,084,134
Operating expenses
Plant operations	6,006,817	5,128,902	5,149,632
Purchases for energy operations	2,461,740	2,406,360	1,709,989
Maintenance	12,209,948	7,945,694	7,696,740
Depreciation	6,019,765	6,192,530	6,180,284
Taxes other than income taxes	42,687	47,135	45,880
Loss on disposal of assets	351,625	471,312	-
Total operating expenses	27,092,582	22,191,933	20,782,525
Operating income	31,231,875	35,837,695	38,301,609
Interest income	1,405,035	831,612	276,516
Other expense	27,417	9,713	30,501
Interest charges, including amortization of debt expense	17,152,008	17,277,501	17,841,074
Income before income taxes	15,457,485	19,382,093	20,706,550
Income tax expense	8,580,220	8,474,121	8,499,727
Income before cumulative effect of change in accounting principle	6,877,265	10,907,972	12,206,823
Cumulative effect of change in accounting principle, net of tax	-	(307,764)	-
Net income	6,877,265	10,600,208	12,206,823
Member's (deficit) equity, beginning of year	(3,137,454)	2,262,338	5,016,185
Distribution to member	(7,500,000)	(16,000,000)	(14,960,670)
Member's (deficit) equity, end of year	$(3,760,189)	$(3,137,454)	$2,262,338

The accompanying notes are an integral part of the financial statements.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Statements of Cash Flows
For the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
		Restated (Note 3)
Operating activities
Net income	$6,877,265	$10,600,208	$12,206,823
Adjustments to reconcile net income to net cash
provided by operating activities:
Cumulative effect of change in accounting principle	-	307,764	-
Depreciation	6,019,765	6,192,530	6,180,284
Write-off of plant and equipment	351,625	471,312	-
Amortization of debt issue costs	221,901	218,290	217,962
Net deferred income taxes	3,631,139	5,832,750	6,987,904
Changes in assets and liabilities:
Customer and other accounts receivable	(50,740)	6,553	(163,814)
Accounts receivable - due from Cleco Corporation	(1,632,889)	4,563,079	3,886,296
Accounts receivable - affiliate	(2,056,710)	(105,057)	138,171
Materials and supplies inventory	(53,077)	14,256	(88,031)
Prepayments	(17,231)	65,438	11,877
Accounts payable	1,058,119	(574,484)	481,169
Accounts payable - due to Cleco Corporation	539,276	39,606	52,016
Accounts payable - affiliate	2,127,492	808,646	353,848
Retainage payable	-	-	(7,300,000)
Accrued interest	(208,857)	(176,754)	(144,589)
Accrued taxes	601,649	(156,481)	2,140,573
Long-term receivable	(2,293,006)	(2,811,541)	(3,381,477)
Other deferred charges and credits	(464,713)	24,999	(81,394)
Net cash provided by operating activities	14,651,008	25,321,114	21,497,618
Investing activities
Additions to property, plant and equipment	(1,301,487)	(1,360,197)	(572,837)
Change in restricted cash	1,254,479	(1,948,917)	(1,047,111)
Net cash used in investing activities	(47,008)	(3,309,114)	(1,619,948)
Financing activities
Retirement of long-term obligations	(7,104,000)	(6,012,000)	(4,918,000)
Distribution to member	(7,500,000)	(16,000,000)	(14,960,670)
Net cash used in financing activities	(14,604,000)	(22,012,000)	(19,878,670)
Net decrease in cash	-	-	(1,000)
Cash at beginning of period	-	-	1,000
Cash at end of period	$-	$-	$-
Supplemental cash flow information
Interest paid	$16,761,881	$17,316,218	$17,774,108
Income taxes received	$-	$(689,842)	$(32,335,756)

The accompanying notes are an integral part of the financial statements.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2006, 2005 and 2004

1.    Summary of Significant Accounting Policies

Organization and Basis of Presentation
Cleco Evangeline LLC (Evangeline) is a Louisiana limited liability company formed on September 1, 1998, for the purpose of the construction and ownership of Evangeline Power Station. For additional information, see Note 2 — “Tolling Agreement.” Evangeline is a 775-megawatt wholesale electric generation station that is regulated by the Federal Energy Regulatory Commission (FERC). Evangeline is not regulated by the Louisiana Public Service Commission (LPSC). Evangeline is wholly owned by Cleco Midstream Resources LLC (Midstream). Midstream is, in turn, a wholly owned subsidiary of Cleco Corporation (Cleco).

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain reclassifications have been made to the 2005 and 2004 financial statements to conform them to the presentation used in the 2006 financial statements. These reclassifications had no effect on net income or total member’s equity.

Statements of Cash Flows
The statements of cash flows are prepared using the “indirect method” described in Statement of Financial Accounting Standards (SFAS) No. 95, “Statement of Cash Flows.” This method requires that net income be adjusted to remove the effects of all deferrals and accruals of operating cash receipts and payments and the effects of all investing and financing cash flow items.

Restricted Cash
Due to its senior secured bond indenture and its related depository agreement with a third party trustee, Evangeline is subject to certain covenants which restrict the use of its cash. Under the supervision of the trustee, Evangeline’s cash is placed into several escrow accounts, including debt service and required maintenance, in accordance with a waterfall funding requirement provision under the depository agreement. As the funding requirements of these various escrow accounts are satisfied, amounts become available for general purposes relating to Evangeline’s daily operations. Any remaining excess funds, available only after satisfaction of required escrow funding levels and payment of expenses, are eligible for payment of dividends to the indirect parent company, Cleco. At December 31, 2006, and 2005 approximately $34.4 million and $35.6 million, respectively, of cash was restricted under the Evangeline senior secured bond indenture.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2006, 2005 and 2004

Construction Work in Progress
Construction progress payments to contractors, engineering costs, insurance costs, wages, and other costs relating to construction work in progress are capitalized. Construction work in progress balances are transferred to property, plant and equipment when the related assets or group of assets are substantially ready for their intended use.

Materials and Supplies Inventory
Materials and supplies inventory consists of generating station repair materials and supplies. Inventory is stated at average cost and is issued from inventory using the average cost of existing inventory.

Accounts Receivable
Accounts receivable are recorded at the invoiced amount and do not bear interest. It is the policy of management to review the outstanding accounts receivable monthly and establish an allowance for doubtful accounts, if necessary. Evangeline considers all of its accounts receivable to be collectible; therefore no allowance for doubtful accounts has been established.

Property, Plant and Equipment
Property, plant and equipment are stated at cost, which includes administrative and general costs. In addition, when ready for their intended use, assets or groups of assets are transferred from construction work in progress to property, plant and equipment. Upon retirement or disposition, the difference between the net book value of the property and any proceeds received from the property is recorded as a gain or loss on asset disposition on the income statement. Any cost incurred to remove the asset is charged to expense.

The cost of repairs and minor replacements is charged as incurred to the appropriate operating expense. The cost of substantial improvements is capitalized.

Depreciation on property, plant and equipment is calculated primarily on a straight-line basis over the useful lives of the assets, as follows:

Years
Merchant power plant	35-45
Other	5-50

Property, plant and equipment consist of:

	At December 31,
	2006	2005
		Restated (Note 3)
Merchant power plant	$225,478,219	$222,164,509
Other	1,212,632	976,143
Property, plant and equipment	226,690,851	223,140,652
Accumulated depreciation	(42,460,047)	(33,694,882)
Net property, plant and equipment	$184,230,804	$189,445,770

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2006, 2005 and 2004

Recognition of Revenue
The Capacity Sale and Tolling Agreement (Tolling Agreement) between Evangeline and Williams Power Company, Inc. (Williams Power) is an operating lease as defined by SFAS No. 13, “Accounting for Leases” and SFAS No. 29, “Determining Contingent Rentals” because of Williams Power’s ability to control the use of the plant, among other criteria, through 2020. Revenue under certain provisions of the Tolling Agreement are recognized using a straight-line approach. This revenue will be received in future years under the operating lease and is shown as a long-term receivable on Evangeline’s Balance Sheets. Based on the projection of the escalation clause, Evangeline expects to collect this receivable after the year 2010. The cumulative amounts recorded at December 31, 2006, and 2005 are $23.2 million and $20.9 million, respectively. The Tolling Agreement contains a monthly shaping factor that provides for a greater portion of annual revenue to be received by Evangeline during the summer months, which is designed to coincide with the expected physical usage of the plant. SFAS No. 13 generally requires lessors to recognize revenue using a straight-line approach unless another rational allocation of the revenue is more representative of the pattern in which the leased property is employed. Evangeline believes the recognition of revenue pursuant to the monthly shaping factor for several provisions contained within the Tolling Agreement is a rational allocation method, which better reflects the expected usage of the plant. Based on the allocation method using the monthly shaping factor, revenue in 2006 was recognized in the following manner: 18% in the first quarter; 22% in the second quarter; 42% in the third quarter and 18% in the fourth quarter. Revenue for 2007 under the Tolling Agreement is anticipated to be recognized in a similar manner. Certain provisions of the Tolling Agreement, such as bonuses and penalties, are considered contingent as defined by SFAS No. 29. Contingent rents are recorded as revenue or a reduction in revenue in the period in which the contingency is met.

Concentration of Risk
Financial instruments, which potentially subject Evangeline to concentration of credit risk, are primarily cash and restricted cash. Evangeline’s cash and restricted cash are primarily held in one financial institution and are in excess of federally insured amounts. Evangeline has not experienced nor do they anticipate any losses on such accounts.

Receivables Due from Cleco Corporation
The receivables from Cleco represent amounts received by Cleco on behalf of Evangeline. These receivables from Cleco are either distributed and treated as a reduction of member’s equity or remain classified as a receivable until paid by Cleco. Amounts are reimbursed by Cleco throughout the year, as financial obligations of Evangeline arise.  Amounts over 30 days old bear interest. At December 31, 2006, the $2.8 million receivable from Cleco was under 30 days old. At December 31, 2005, $0.8 million of the $1.2 million receivable from Cleco was over 30 days old. Interest earned on receivables from Cleco for the years ended December 31, 2006, 2005, and 2004 were $102,000, $227,000, and $219,000, respectively.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2006, 2005 and 2004

Recent Accounting Standards
In September 2005, the Financial Accounting Standards Board (FASB) ratified Emerging Issues Task Force of the FASB (EITF) No. 04-13,“Accounting for Purchases and Sales of Inventory with the Same Counterparty.” If certain criteria are met, purchases and sales of inventory with the same counterparty should be accounted for at fair value as required by Accounting Principles Board (APB) Opinion No. 29, “Accounting for Nonmonetary Transactions.” Entities are required to apply this EITF to new arrangements entered into during reporting periods beginning after March 15, 2006. The adoption of this EITF on January 1, 2007, had no impact on the financial condition or the results of operations of Evangeline.

In June 2006, the FASB ratified EITF No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation),” which requires a company to disclose its accounting policy regarding the presentation of sales taxes and other similar taxes which are collected by an entity and remitted to a taxing authority. A company using the gross method reports revenue and an offsetting expense, whereas a company using the net method does not report such taxes as revenue and expense but instead reports them directly as a liability. If the gross method is used and the taxes included in gross revenue are significant, Evangeline should disclose the amount of such taxes for each period for which an income statement is presented. Evangeline uses the net presentation for sales and other similar taxes. This EITF is effective for periods beginning after December 15, 2006. The adoption of this EITF on January 1, 2007, had no impact on the financial condition or the results of operations of Evangeline.

In July 2006, the FASB issued FASB Interpretation No. (FIN) 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109,” which provides guidance on accounting for uncertain tax positions. FIN 48 allows recognition of those tax benefits that satisfy a greater than 50% probability threshold. This interpretation requires each tax position to be evaluated using a two-step process. The first step is a determination of the likelihood the position will be sustained upon examination based upon the technical merits of the position. For tax positions that result from permanent differences between book and tax income, Evangeline must evaluate the likelihood that the position will be sustained to determine whether a tax benefit can be recognized. Once it is determined that a tax benefit can be recognized, the second step is to measure and record the tax benefit to be realized. For tax positions that do not meet the requirements of the first step, no tax benefit should be recognized. This interpretation also provides for the recognition and measurement of expected penalties and interest, as well as disclosure requirements about tax positions. This interpretation is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 on January 1, 2007, had no material impact on the financial condition or results of operations of Evangeline.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2006, 2005 and 2004

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements,” which provides guidance on how companies should measure fair value when required for recognition or disclosure purposes under generally accepted accounting principles (GAAP). Specifically, SFAS No. 157 creates a common definition of fair value throughout GAAP, establishes a fair value hierarchy, and requires companies to make expanded disclosures about fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007. Management currently is evaluating the impact this statement will have on the financial condition and results of operations of Evangeline.

In September 2006, the Securities and Exchange Commission released Staff Accounting Bulletin (SAB) No. 108, which provides interpretive guidance on how registrants and certain other companies should quantify financial statement misstatements. Previously, the two methods most commonly used to quantify misstatements are the “rollover” method, which primarily focuses on the income statement impact of misstatements, and the “iron curtain” method, which primarily focuses on the balance sheet impact of misstatements. Under SAB No.108, registrants and certain other companies are advised to consider both the rollover and iron curtain methods, which is considered a dual approach, when evaluating financial statement errors. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The adjustments disclosed in Note 3 - “Restatement” were evaluated using the methods described in SAB No. 108.

Impairment of Assets
Evangeline applies the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Under this standard, Evangeline evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible operational impairment. Evangeline uses an estimate of the future undiscounted cash flows of the related asset or asset grouping over the remaining life in measuring whether operating assets are recoverable. An impairment is recognized when future undiscounted cash flows of assets are estimated to be insufficient to recover the related carrying value. Evangeline considers continued operating losses or significant and long-term changes in business conditions to be primary indicators of potential impairment. In measuring impairment, Evangeline looks to quoted market prices, if available, or the best information available in the circumstances, including the estimated discounted cash flows associated with the related assets. No triggering events occurred in 2006, 2005, or 2004 to cause an impairment analysis.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2006, 2005 and 2004

Income Taxes
Evangeline accounts for income taxes under SFAS No. 109, “Accounting for Income Taxes.” Income tax expense and related balance sheet amounts are comprised of a “current” portion and a “deferred” portion. The current portion represents Evangeline’s estimate of income taxes payable or receivable in the current year. The deferred portion represents Evangeline’s estimate of the future income tax effects of events that have been recognized in the financial statements or income tax returns in the current or prior years. Evangeline makes assumptions and estimates when it records income taxes, such as its ability to deduct items on its tax returns and the timing of the deduction. Evangeline’s income tax expense and related assets and liabilities could be affected by its assumptions and estimates, changes in such assumptions and estimates, and by ultimate resolution of assumptions and estimates with taxing authorities.

Evangeline records current and deferred federal and state income taxes at a composite rate of 38.5%. The effective income tax rate could be different than the composite rate due to the accrual for income tax contingency reserve. Evangeline joins in the filing of a consolidated federal income tax return with its indirect parent, Cleco, and there is no tax sharing agreement among the entities that are included in Cleco’s consolidated tax returns. Evangeline files a combined return with Cleco and all of its other disregarded single member limited liability companies in Louisiana. The income tax expense is computed as if Evangeline was filing on a separate return basis. Income taxes are allocated to Evangeline in proportion to its contribution to consolidated income or is reimbursed currently for income taxes related to operating losses it incurs.

2.    Tolling Agreement
Under the terms of the Tolling Agreement, Williams Power has the right to own and market the electricity produced by Evangeline and will supply the required natural gas to Evangeline for the production of electricity. Evangeline collects fees from Williams Power for operating and maintaining the facility. The Tolling Agreement has terms that extend until the year 2020.

Evangeline collects certain monthly capacity and maintenance payments based on certain physical characteristics of the plant, primarily the rated megawatt capacity, which may change from year to year. These payments are subject to significant penalty and minimal bonus provisions based on the actual operating availability of the plant during peak months and on an annual basis. Pursuant to the terms of the Tolling Agreement, Evangeline has the limited ability to provide replacement energy to Williams Power to supplement availability of the facility during outages. Additionally, Evangeline collects payments based on actual megawatt-hours produced during energy conversion services and certain other events defined in the Tolling Agreement.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2006, 2005 and 2004

Evangeline is subject to operational and contractual risks associated with the Tolling Agreement. Risks include, but are not limited to, output capacity, availability and heat rate guarantees. Management has taken steps to mitigate physical and contractual risks; however, such risks cannot be eliminated.

The following is a schedule of future annual minimum capacity and maintenance revenue (assuming no change to the tested capacity of the plant) required under the Tolling Agreement:

Year ending December 31:
2007	$52,408,197
2008	52,952,756
2009	53,503,884
2010	54,059,828
2011	54,618,486
Thereafter	490,675,290
Total future minimum capacity and maintenance revenue	$758,218,441

These payments have not been adjusted for contingent items such as bonuses or penalties, which may change the actual amounts received from Williams Power under the Tolling Agreement. Contingent rents of approximately $4.4 million, $4.4 million and $4.9 million were included in tolling operations revenue for the years ended December 31, 2006, 2005 and 2004, respectively.

3.    Restatement
In late 2006, management determined that depreciation expense related to fixed assets under a modified maintenance contract (Modified LTP Agreement) had not been properly calculated and recorded in 2005 and 2004. As a result, depreciation expense was understated by $1,026,393 and $546,393 in 2005 and 2004, respectively. This resulted in an overstatement of member’s equity of $967,620 and $336,156 at December 31, 2005 and December 31, 2004, respectively.

In addition, management determined that certain power plant component assets should have been written-off in connection with their disposal in 2000. Instead of expensing the unused components in 2000, Evangeline inadvertently continued to include the components in property, plant and equipment and recognized depreciation expense from 2000 to 2005. As a result, depreciation expense was overstated by $20,394 for both years 2005 and 2004. This resulted in an overstatement of member’s equity of $687,823, $700,370, and $712,918 at December 31, 2005, December 31, 2004, and January 1, 2004, respectively.

Lastly, management identified certain deferred project costs associated with the abatement of asbestos that should have been retired in 2005. Instead of retiring the components in 2005, Evangeline inadvertently included the assets in property, plant and equipment in 2006. This resulted in an understatement of loss on disposal of $404,495 at December 31, 2005. In addition, this resulted in an overstatement of member’s equity of $248,856 at December 31, 2005.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2006, 2005 and 2004

As a result of the errors discussed, previously issued financial statements were restated in accordance with SFAS No. 154, “Accounting Changes and Error Corrections.” A summary of the effects of the restatements on Evangeline’s financial statements are shown in the tables below.

Balance Sheet		2005
	Previously reported	Adjustments	Restated
Property, plant and equipment	$224,775,316	$(1,634,664)	$223,140,652
Accumulated depreciation	$(32,234,263)	$(1,460,619)	$(33,694,882)
Property, plant and equipment, net	$192,541,053	$(3,095,283)	$189,445,770
Total assets	$260,174,541	$(3,095,283)	$257,079,258
Accumulated deferred federal and state income taxes, net	$59,067,835	$(1,190,984)	$57,876,851
Total liabilities	$261,407,696	$(1,190,984)	$260,216,712
Member’s deficit	$(1,233,155)	$(1,904,299)	$(3,137,454)
Total liabilities and member’s deficit	$260,174,541	$(3,095,283)	$257,079,258

Statements of Income and Member’s (Deficit) Equity		2005
	Previously reported	Adjustments	Restated
Depreciation	$5,186,531	$1,005,999	$6,192,530
Loss on disposal of assets	$-	$471,312	$471,312
Total operating expenses	$20,714,622	$1,477,311	$22,191,933
Other expense	$76,530	$(66,817)	$9,713
Operating income	$37,315,006	$(1,477,311)	$35,837,695
Income before income taxes	$20,792,587	$(1,410,494)	$19,382,093
Income tax expense	$9,016,842	$(542,721)	$8,474,121
Income before cumulative effect of change in accounting principle	$11,775,745	$(867,773)	$10,907,972
Net income	$11,467,981	$(867,773)	$10,600,208
Member’s equity, beginning of year	$3,298,864	$(1,036,526)	$2,262,338
Member’s deficit, end of year	$(1,233,155)	$(1,904,299)	$(3,137,454)

		2004
	Previously reported	Adjustments	Restated
Depreciation	$5,654,285	$525,999	$6,180,284
Total operating expenses	$20,256,526	$525,999	$20,782,525
Operating income	$38,827,608	$(525,999)	$38,301,609
Income before income taxes	$21,232,549	$(525,999)	$20,706,550
Income tax expense	$8,702,118	$(202,391)	$8,499,727
Income before cumulative effect of change in accounting principle	$12,530,431	$(323,608)	$12,206,823
Net income	$12,530,431	$(323,608)	$12,206,823
Member’s equity, beginning of year	$5,729,103	$(712,918)	$5,016,185
Member’s equity, end of year	$3,298,864	$(1,036,526)	$2,262,338

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2006, 2005 and 2004

Statements of Cash Flows		2005
	Previously reported	Adjustments	Restated
Operating activities
Net income	$11,467,981	$(867,773)	$10,600,208
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	$5,186,531	$1,005,999	$6,192,530
Write-off of plant and equipment	$66,817	$404,495	$471,312
Net deferred income taxes	$6,375,471	$(542,721)	$5,832,750

		2004
	Previously reported	Adjustments	Restated
Operating activities
Net income	$12,530,431	$(323,608)	$12,206,823
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	$5,654,285	$525,999	$6,180,284
Net deferred income taxes	$7,190,295	$(202,391)	$6,987,904

4.    Income Taxes
For the years ended December 31, 2006, 2005 and 2004, federal income tax expense is more than the amount computed by applying the statutory federal rate to income before income taxes. The differences are as follows:

	For the year ended December 31,
	2006		2005		2004
			Restated
	AMOUNT	%	AMOUNT	%	AMOUNT	%
Income before income taxes	$15,457,485	100.0	$19,382,093	100.0	$20,706,550	100.0
Tax at statutory rate on book income before tax	5,410,120	35.0	6,783,733	35.0	7,247,293	35.0
Increase:
Other, net	658,140	4.2	238,059	1.2	52,806	0.3
Reserve	601,188	3.9	562,564	2.9	328,651	1.6
Total federal income tax expense	6,669,448	43.1	7,584,356	39.1	7,628,750	36.9
Current and deferred state income tax expense, net of federal benefit for state income tax expense	1,910,772	12.4	889,765	4.6	870,977	4.2
Total federal and state income tax expense	$8,580,220	55.5	$8,474,121	43.7	$8,499,727	41.1

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2006, 2005 and 2004

In 2006, 2005, and 2004, Evangeline’s effective income tax rate was 55.5%, 43.7%, and 41.1%, respectively, compared to the statutory federal income tax rate of 35%. The primary reason for the differences between the effective tax rates and the statutory rate is the increased tax reserve for interest accruals related to a 2003 tax depreciable life accounting method change request. Further, the current year rate was also impacted by an adjustment related to an analysis for income taxes payable following the completion of an audit for the years 1997 through 2000. The effective tax rates were also affected by the relative size of pre-tax income to the tax reserve accruals. Pre-tax income during 2006 decreased $3.9 million compared to 2005.

The balance of accumulated deferred income tax, net at December 31, 2006, and 2005 was comprised of the tax effect of the following:

	December 31, 2006		December 31, 2005
			Restated
	Current	Noncurrent	Current	Noncurrent
Depreciation and property basis differences	$-	$(64,380,888)	$-	$(59,035,906)
Employee benefit	(5,683)	(409,949)	(5,683)	(72,857)
State NOL carryforward	-	3,876,596	-	4,286,359
Other	(14,336)	(318,575)	(7,706)	(3,054,447)
Accumulated deferred income taxes, net	$(20,019)	$(61,232,816)	$(13,389)	$(57,876,851)

The significant 2006 and 2005 temporary differences consisted primarily of the differences in straight-line depreciation for financial reporting purposes and modified accelerated recovery method for income tax purposes. The liability associated with this difference between book and tax income increased $5.3 million in 2006.

Evangeline utilized $7.7 million of its state net operating loss carryforward in 2006.

The state net operating tax loss consists of $72.5 million of carryforward amounts that expire in 2019. Deferred state tax benefits are available to the extent that Cleco has state taxable income prior to expiration. Although Evangeline currently has not provided a valuation allowance to reduce the state net operating tax loss, a valuation may be provided in the future if estimates of future taxable state income are reduced. Evangeline does not have a valuation account for deferred tax assets since it considers it more likely than not that its deferred tax assets will be realizable.

As of December 31, 2006, included in accounts payable - due to affiliate on Evangeline’s Balance Sheet is $3.5 million of income taxes payable, and included in accounts receivable - due from affiliate on Evangeline’s Balance Sheet is $2.2 million of income taxes receivable. As of December 31, 2005, included in accounts payable - due to affiliate on Evangeline’s Balance Sheet is $1.3 million of income taxes payable. Evangeline records current and deferred income tax liabilities based on allocation of amounts from Cleco that would be recorded if Evangeline had prepared a separate tax return.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2006, 2005 and 2004

The components of the provision for income taxes consist of the following as of:

	December 31,	December 31,	December 31,
	2006	2005	2004
		Restated
Current tax expense	$4,949,081	$2,641,370	$2,778,436
Deferred tax expense	3,631,139	5,832,751	5,721,291
Income tax expense	8,580,220	8,474,121	8,499,727
Income tax expense from cumulative effect of change in accounting principle:
Federal deferred	-	165,720	-
State deferred	-	26,762	-
Total income tax expense from cumulative effect of change in accounting principle	-	192,482	-
Total income tax expense	$8,580,220	$8,666,603	$8,499,727

 5.    Accounting for Asset Retirement Obligation
At December 31, 2005, Evangeline recorded a $0.5 million asset retirement obligation (liability) in accordance with FIN 47, “Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No. 109,” relating to the removal of asbestos at its facility. Upon adoption of FIN 47, Evangeline recognized a cumulative change in accounting principle expense of $0.3 million, net of tax, which is reflected on Evangeline’s Statements of Income. If FIN 47 had been in effect in 2004, the pro forma impact due to Evangeline’s accretion and depreciation expense is disclosed below:

For the year ended December 31, 2004
Net income as reported (Restated)	$12,206,823
FIN 47 pro forma expense, net of tax	(22,797)
Total	$12,184,026

During 2006, Evangeline completed the abatement of asbestos at its facility and had no remaining asset retirement obligation liability at December 31, 2006.

6.    Fair Value of Financial Instruments
The amounts reflected in the Balance Sheets at December 31, 2006, and 2005, for accounts receivable, accounts receivable from parent and affiliates, accounts payable, and accounts payable from parent and affiliates approximate fair value because of their short-term nature. Based upon the nature of the underlying assets, restricted cash approximates fair value. Estimates of the fair value of long-term debt are based upon the quoted market price for the same or similar issues or by a discounted present value analysis of future cash flows using current rates obtained by Evangeline for debt with similar maturities.

	December 31, 2006		December 31, 2005
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value
Long-term debt	$184,716,000	$201,340,440	$191,820,000	$199,684,620

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2006, 2005 and 2004

7.    Debt
In December 1999, Evangeline issued $218.6 million principal amount of 8.82% Senior Secured bonds due 2019 (the Bonds). The Bonds ($184.7 million outstanding as of December 31, 2006) are collateralized by the generation station assets. Interest is payable semi-annually on March 1 and September 1 of each year. Expenses of approximately $4.4 million related to this debt issuance have been deferred and are being amortized over the life of the Bonds.

The annual maturities of the Bonds are as follows:

2007	$7,652,000
2008	8,198,000
2009	7,104,000
2010	8,198,000
2011	9,290,000
Thereafter	144,274,000
$184,716,000

On July 1, 2002, Evangeline entered into a $5.0 million Revolving Credit Agreement with Cleco (2002 Line of Credit) maturing June 30, 2003. The borrowings under the 2002 Line of Credit are uncollateralized. Borrowings under the 2002 Line of Credit bear interest at Cleco’s daily average short-term borrowing rate each month. In 2003, the maturity date was changed from June 30th to December 31st. Each year, Evangeline has exercised its renewal option on this line of credit. At December 31, 2006, Evangeline’s balance on the line of credit was $250,425.

8.    Affiliate Transactions
Affiliates of Evangeline provide certain assets, goods and services to Evangeline under the terms of various long-term agreements (Agreements). Affiliate goods and services received by Evangeline primarily involve services provided by Cleco Support Group LLC and Cleco Generation Services LLC. Cleco Support Group LLC provides joint and common administrative support services in the areas of information technology; finance, cash management, accounting and auditing; human resources; corporate communications; project consulting; risk management; strategic and corporate development; legal, ethics and regulatory compliance; facilities management; supply chain and inventory management and other administrative services. Cleco Generation Services LLC provides electric power plant operations and maintenance expertise. The price paid for assets, goods, or services purchased from affiliates is determined by either estimated fair market value or fully loaded costs. Under the Agreements, the affiliates agree to maintain responsibility for remuneration, benefits, training, administration and supervision of employees working on behalf of Evangeline. At December 31, 2006, 2005, and 2004, Evangeline did not have any employees. These Agreements shall remain in effect until terminated in accordance with terms of the Agreements.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2006, 2005 and 2004

Below is a summary of charges from each affiliate included in Evangeline’s Statements of Income.

	For the year ended December 31,
	2006	2005	2004
Cleco Support Group LLC
Purchases for energy operations	$405	$9,534	$18,432
Other operations	1,507,566	1,251,910	1,305,798
Maintenance	264,859	767,487	1,026,264
Taxes other than income taxes	(1,033)	5,617	6,930
Income taxes	-	7,371	10,001
Other expenses	27,417	9,713	30,501
Interest charges	-	802	1,376
Cleco Power LLC
Other operations	50,861	49,107	30,636
Maintenance	49,189	25,617	33,845
Cleco Generation Services LLC
Other operations	1,374,394	1,106,779	1,077,242
Maintenance	1,955,160	1,470,359	1,143,205
CLE Intrastate Pipeline Company LLC
Fuel transportation	948,835	847,904	824,486
	$6,177,653	$5,552,200	$5,508,716

Evangeline had the following balances due to affiliates as of December 31:

	2006	2005
Cleco Corporation	$691,178	$151,902
Cleco Power LLC	4,162	-
Cleco Support Group LLC	192,190	247,381
Cleco Midstream Resources LLC	3,487,057	1,317,090
Cleco Generation Services LLC	172,353	161,864
CLE Intrastate Pipeline Company LLC	64,288	66,223
	$4,611,228	$1,944,460

Evangeline had the following balances due from affiliates as of December 31:

	2006	2005
Cleco Corporation	$2,848,188	$1,215,299
Cleco Power LLC	527	45,441
Cleco Midstream Resources LLC	2,154,715	-
Cleco Generation Services LLC	-	28,023
Cleco Support Group LLC	48,796	72,809
	$5,052,226	$1,361,572

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2006, 2005 and 2004

9.    Commitments and Contingencies
Upon commencement of operations, Evangeline entered into a scheduled maintenance contract (LTP Agreement) with the supplier of the combustion turbines. The LTP Agreement called for payments to be made over the life of the contract based on various operating milestones of the combustion turbines.

In connection with certain equipment failures in 2002 and 2003, Evangeline entered into the Modified LTP Agreement as part of a settlement agreement with the supplier in 2003. Under the Modified LTP Agreement, maintenance service is performed at scheduled intervals based upon equivalent baseload hours or equivalent starts as defined. The term of the Modified LTP Agreement is the shorter of completion of the last scheduled outage inspection or July 31, 2020. The Modified LTP Agreement has fixed and variable cost components. The fixed cost component is $0.6 million per year and is guaranteed. An escalation fee is added to the fixed cost component each quarter based on the consumer price index. During 2006, the fixed cost with escalation was $664,760. The variable cost component is calculated based upon equivalent baseload hours and equivalent starts by each combustion turbine resulting from its actual operation during each applicable quarter. A labor fee is also paid to the supplier for each scheduled outage. The payments under the Modified LTP Agreement are expensed as incurred.

10.   Environmental Matters

Air Quality
The state of Louisiana regulates air emissions from Evangeline’s facility through the Air Quality regulations of the Louisiana Department of Environmental Quality (LDEQ). In addition, the LDEQ has been delegated authority over and implements certain programs established by the United States Environmental Protection Agency (EPA). The LDEQ establishes standards of performance and requires permits for certain generating units in Louisiana. Evangeline’s facility is subject to these requirements. Evangeline is currently in compliance with its air and water permit limits.

Evangeline will be subject to the Clean Air Implementation rule beginning in 2009 for nitrogen oxides (NOx) compliance and in 2010 for sulfur dioxide (SO2) compliance. Based on the allowance allocation methodology proposed by the LDEQ, Evangeline should have a sufficient number of NOx and SO2 allowances to substantially cover its emissions in the future.

Multi-pollutant legislation continues to be considered by Congress. This legislation could include requirements to reduce carbon dioxide and other greenhouse gas emissions. Evangeline supports the concept of a comprehensive national and international strategy to reduce emissions of multiple pollutants from electric utilities, as well as other industries. While it is unknown at this time what the final outcome of these regulations will entail or whether federal or state carbon dioxide laws or regulations will be enacted, any capital and operating costs of additional pollution control equipment or carbon dioxide emission reduction measures, such as the cost of sequestration or purchasing allowances, or offset credits, that may be required could materially adversely affect future results of operations, cash flows, and possibly financial condition, unless such costs could be recovered through future market prices for energy.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2006, 2005 and 2004

Water Quality
Evangeline has received from the EPA and LDEQ permits required under the federal Clean Water Act for waster water discharges from the facility. Waste water discharge permits have fixed dates of expiration, and Evangeline applies for renewal of these permits within the applicable time periods.

The LDEQ issued a Louisiana Pollutant Discharge Elimination System waste water permit renewal for Evangeline on June 22, 2006. This waste water permit contains certain additional Copper and Total Dissolved Solids (TDS) permit limitations that Cleco contends are beyond the legal authority of the LDEQ to include in the waste water permit. Evangeline challenged these permit provisions by filing a de novo review judicial appeal on September 26, 2006, in district court in East Baton Rouge Parish, Louisiana. While litigation has been filed, Evangeline actively is engaged with the LDEQ in settlement discussions regarding the appealed provisions of the waste water permit, and Evangeline believes that an amicable resolution will be reached with the agency. While the filed litigation is pending, the appealed Copper and TDS permit limitations are stayed and do not take effect. The uncontested portions of the Evangeline waste water permit were effective January 1, 2007.

Section 316(b) of the Clean Water Act intends to minimize adverse environmental impacts to all aquatic species due to water intake structures. These regulations establish requirements applicable to the location, design, construction, and capacity of cooling water intake structures and only apply to existing facilities. These 316(b) regulations were recently remanded back to the EPA for reconsideration. However, Evangeline anticipates that any new requirements that result from these regulations once they are finalized will be established as its facility goes through the water discharge permit renewal process. Evangeline is continuing the studies required under the original 316(b) rule. These studies began in 2006 and will continue into 2007, and required capital improvements, if any, will be made after those studies are completed. Capital improvement costs up to approximately $3.3 million could be required.

11.   Risks and Uncertainties
The parent company of Evangeline’s counterparty to the Tolling Agreement is The Williams Companies, Inc. (Williams). Williams has issued guarantees of the payment obligations under the Tolling Agreement. The credit rating of Williams is below investment grade. At December 31, 2006, Moody’s Investors Service (Moody’s) outlook for Williams was stable. On June 12, 2006, Moody’s upgraded the rating of Evangeline’s Senior Secured Bonds to Ba2 from B1.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2006, 2005 and 2004

If Williams Power were to fail to perform its obligations under the Tolling Agreement, such failure would have a material adverse impact on Evangeline’s results of operations, financial condition and cash flow for the following reasons, among others:

•
If Williams Power’s failure to perform constituted a default under the Tolling Agreement, the holders of the Bonds would have the right to declare the entire outstanding principal amount ($184.7 million at December 31, 2006) and interest to be immediately due and payable, which could result in:

•	Evangeline seeking to refinance the Bonds, the terms of which may be less favorable than existing terms;
•	Evangeline seeking protection under federal bankruptcy laws; or the trustee of the Bonds foreclosing on the mortgage and assuming ownership of the Evangeline Power Station;
•	Evangeline may not be able to enter into agreements in replacement of the Tolling Agreement on terms as favorable as that agreement or at all;
•
Evangeline would be required to test any long-lived generation asset for impairment. If Evangeline determined that an impairment existed, the asset would be written down to its fair market value, which could be substantial; and

•	Evangeline’s credit ratings could be downgraded, which would increase borrowing costs and limit sources of financing.

To provide credit support for the Tolling Agreement, Cleco issued a standby letter of credit from investment grade banks that is limited to $15.0 million dollars.